HUBB Kitchens

Regulation Crowdfunding

Raising up to $467,550

for 8.5% Equity Stake

Suggested Min. Investment: $1,000

$161,000

Funded

Invest

(https://marketplace.vicinitycapital.com/trade/estimatecalculation/Njg3MDU=)

Start date: October 3, 2022

End date: March 31, 2023

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

- The first ever multi-concept ghost kitchen in an airport, a collaboration between HUBB Kitchens, RDU International, and Reef Kitchens, opened July 2nd, 2022

- Our Second "Get Reef" Virtual Food Hall is opening mid-2023 in Dulles international Airport.

- Our collaboration with Now Serving has allowed us to serve 7000+ meals to underserved communities of Raleigh, NC.

- Our first location opened December 2020; it was profitable starting March 2021 and is at 100% capacity since September.

- In addition to our culinary incubator services, we operate in the $43.1 billion ghost kitchen industry, which is expected to grow to $71.4 billion by 2027.

Overview

The Opportunity
———

Consumers and capital are flooding alternative restaurant models

COVID-19 set off a seismic shift in food consumer behavior. With the restriction of physical dining and the advancement of technology, the landscape for restaurateurs has permanently changed.

In addition to shifting consumer behavior and COVID restrictions, labor shortages and rising product costs have restaurant owners searching for alternative business models that will help them reach hungry customers.

Demand for commercial kitchen space has spiked but capacity has not kept up.

Airport travelers are being overwhelmed with longer lines, limited menus, limited online ordering, and no delivery options.

To navigate this new culinary world, restaurateurs and entrepreneurs have flocked to "ghost" or "dark" kitchen models: stand-alone commercial kitchens designed for catering, delivery service, and much more. Pitchbook reports (https://pitchbook.com/blog/emergingspace-ghost-kitchens) that a staggering $22 Billion in funding has been raised for companies in this exploding "ghost kitchen" market.

The Problem

Local companies can't find the space they need to take advantage of this new market

Consumers and food businesses are being overwhelmed with labor shortages, limited menus, and rising product cost.

Due to major shutdowns during the COVID-19 pandemic airports have an excess of unused or undesirable concession opportunities.

Airport travelers are being plagued by long lines, limited menus, and higher prices.

Affordable, rentable kitchen space is essentially nonexistent in "The Triangle". While tech giants and venture capitalists may be benefiting from the booming food delivery scene, local business owners in NC are still struggling to tap into this growing demand. Demand for commercial kitchen space has spiked but capacity has not kept up. Simply put, **there isn't enough space for local restaurateurs to produce their meals**, and a growing population is only widening the gap between demand and capacity.

The Solution

Affordable all-inclusive commercial kitchens where multiple food businesses can operate simultaneously and share in the expense and increased profits.



HUBB Kitchens is helping "foodpreneurs" start and grow their businesses in North Carolina with shared commercial kitchen spaces for rent by the hour, week, or month. In addition, HUBB Kitchens also serves airport travelers by providing multiple national and local food brands via mobile ordering and gate delivery. All on ONE transaction. We're solving problems for 3 distinct customer use cases:

HUBB Kitchens...

👻 "Ghost kitchen" offers airline travelers and employees food and retail options within the terminals for delivery or pick-up

🚚 "Commissary kitchen" services food truck operators & other foodpreneurs including existing restaurants needing expanded capacity or satellite locations

🚀 "Incubator Kitchen" offers incubation and startup packages to help early-stage and first-time business owner

We're taking the proven and time-tested model of co-working and replacing offices with kitchens. We're also helping local businesses capitalize on a global trend to keep jobs and profits closer to home.

HUBB
KITCHENS
Business and Marketing Services
Cold and Dry Storage
Wholesale Product Pricing
Bottling Facility
On-site Supply Deliveries
Prep Stations
Commercial Equipment
Deep Fryers



Dishwashing Stations



24/7 Access

Business Model

___

Flexible kitchen rentals + custom service add-ons

Provide pay-per-use kitchen rentals. We charge by the hour, day, or month, providing flexible membership options based on the amount of time and space needed. Not only does this help keep our offerings highly cost-effective, but it also maximizes the utilization of our space while providing a supportive infrastructure for small food businesses and food entrepreneurs.



Provide on-demand food ordering and delivery services pre and post security within airports. Offering a range restaurants, brands, and menus to choose. Our virtual food halls enable users to order pick-up or gate delivery and keep an eye on their orders with real-time SMS conversations.


The first of its kind.
Raleigh-Durham International Airport
Flexibility to easily swap brands
Order from multiple brands on ONE transaction
Lower staffing requirements
Higher staff pay rates
Lower capital investment than traditional airport concession

In addition to the main kitchen rentals, we generate revenue from 4 additional value-add services:

1. Suppling meals to underserved communities.
2. Subscription-based business operations & regulatory management services.
3. Subscription-based cold, frozen and dry storage services
4. Yearly membership dues

Traction

Happy Customers

Our customers have said some pretty nice things about us...


My company has grown exponentially since working at HUBB Kitchens.
Blue Ox Bakery
- Andrew McCook
Blue Ox Bakery
Since joining HUBB, we have seen a crazy boom in business.
- Nick Dampf
Dampf Good BBQ
I'm so glad I decided to use HUBB... it gives me peace of mind.
Quizine Orleans
- Crystal Butler
Quizine Orleans
Andrew grew his revenue by 54% since joining HUBB Kitchens in December of 2020.
Within 8 months of HUBB Kitchens membership, Nick signed a full-time lease to his own brick and mortar location.
Crystal was able to quit her job and work at her business full-time.


2022/2023 LOCATION ROADMAP
Location 2
Multi-Concept Ghost Kitchen at RDU Airport
June
August
Location 3
1214 East Lenoir St Raleigh, NC 27610
Location 4
New Bern Avenue Ghost Kitchen
December
March
Location 5
9104 Glenwood Ave. Raleigh, NC 27617
Location 6
Multi-Concept Ghost Kitchen at Dulles Airport
June

The “Commissary Kitchen” small footprint hourly model is currently being proven with our first location breaking-even within 3 months of operations. Our second location that opened late August already has a waiting list for food truck clients. Our plan is to open 2 new commissary kitchen locations in 2023 using location 1 & 2 as the proven models. Late 2023 could be the acquisition of real estate to have a home base of operations and given us the ability to put our current two models under one roof. Over the next two years we will be looking to expand the multi-concept airport ghost kitchen throughout the Eastern United States securing at least 5 different airports.

Competition

Overall the demand for ghost kitchen space is high and we don't anticipate any near-term market saturation. And while there are a few similar concepts, our business model and services present a unique offering.

Investment Summary

Anticipated Terms

Company is planning to offer an **8.5% equity stake** for a raise of $467,550.

Use of Funds

▶ $221,947: Earl of Sandwich – CVG airport

▶ $91,803: Team

Due Diligence



Form check completed! Click here to review
(https://drive.google.com/file/d/1to8TvBxxB5Fht0_qOUi2etnAHUAhosP9/view?usp=sharing).

What is it?

A review of disclosures, financials, and all filing information to ensure compliance and consistency with Rule 201 of Regulation CF.

Our People





Jason T Johnson, Founder

Jason has 16 years of restaurant management experience to efficiently and profitably operate the

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Katherine Symanowicz, Dir. of Marketing

With a focus in marketing, Katherine creates all content throughout our distribution channels and ensures a

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Jide Iruka, Marketing Strategist

A self-proclaimed foodie, Jide Iruka, a Boston native, enjoys the local food scene and supporting small business by ordering in,

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Jon Comtois, Dir. of Operations

A The Chef's Academy scholar, Jon has spent 9+ years in the Food & Hospitality industry. He is big on customer service and likes

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Dekisha Thompson, Community Manager

Dekisha's culinary skills began when employed at The cheesecake Factory while obtaining her degree from Norfolk State

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Will McGuire, Advisor & Investor

Will McGuire is a business advisor and early investor in J. Johnson & Company L.L.C. (aka HUBB Kitchens). He is

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G Patel,
Senior Business
Advisor

More than 15 years of
dynamic experience
across product
development,
hospitality, education,
and mentorship have

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Jason Widen,
Advisor & Investor

Founding Partner of
HQ Raleigh which
fosters inclusive
communities of
entrepreneurs through
shared workspace

Read More

Incolo,
Business
Consultant

Incolo is on a mission to
create a level playing field
by helping founders build
businesses which have a
scaling impact on those
around them..

Read More

Common Questions

Who are your target customers?

HUBB Kitchens cultivates culinary entrepreneurs as they formalize and grow their businesses by
providing professionally managed, easily accessible, and affordable commercial kitchen space, industry-
specific technical assistance and access to market opportunities. Whether a food start up or an
experienced small business, HUBB Kitchens provides entrepreneurs the savvy to succeed.

How do you market HUBB Kitchens?

How do you market HUBB Kitchens?

Docs

HUBB Subscription Agreement - SPV

(https://api.norcapsecurities.com/tapiv3/uploads/1bdefcd2-bf57-49e2-bb14-e67e212815e7_68705_11658580059.pdf)

Download

HUBB Kitchens Reviewed Financials 2020 and 2021

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/SFVCQiBLaXRjaGVucw==/kxtl220223071350.pdf)

Download

Sub Agreement - Major Investment

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/SFVCQiBLaXRjaGVucw==/kxtl280223034857.pdf)

Download

Risks

Key Personnel. The Project is highly dependent on Jason Johnson to oversee ongoing operations. His loss would adversely affect the company and the company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the company will proceed as planned in the event of the loss.

Need for Additional Funding/Dilution. The project will need additional capital in excess of the $50,000 minimum being raised through this Regulation Crowdfunding offering. If the needed amount of capital is not achieved through this Regulation Crowdfunding offering, it will need to be pursued through other raises/sources, such as a separate exempt offering or additional debt (see other risks related to debt) or funded by potential business profits.

No Distributions/No Provision for Return of Capital. It is anticipated that the Company's investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering.

Revenue Share Payments Have Better Economic Rights. The Revenue Share holders are entitled to receive a portion of revenue on a quarterly basis whether or not equity holders are returned any Capital Contributions.

Your investment is in a special purpose vehicle and you are not a direct owner of the Company. The Company has formed a special purpose vehicle, the SPV Company, for Investors in this offering. You are not a direct owner of the Company, but rather you will be an indirect owner of the Company.

The Class C Units held by the SPV Company are nonvoting. The SPV Company, and thus you, have no voting rights on any Company matter. The Company is entirely controlled by its Managers and the Class A Unitholders. Currently, the Manager and the Class A Member is Jason Johnson.

Please refer to the Form C for additional risks and disclosures.

Disclosures

- J. Johnson & Company L.L.C. has filed a Form C with the SEC which can be found <u>here</u> (https://www.sec.gov/Archives/edgar/data/1864237/000182198222000010/0001821982-22-000010-index.htm).

- Vicinity will be compensated upon a successful raise at 6% of the total amount raised, plus 2% of the amount raised in the form of the securities offered to the public.

- There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from J. Johnson & Company L.L.C. to investors that will be withheld from the payment to investors.